FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For December 22, 2015

Nymox Pharmaceutical Corporation

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [ X ] Form 40-F [   ]

Indicate by check mark if the registrant is submitting Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): [   ]

Indicate by check mark if the registrant is submitting Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ] No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

Changes in Registrant’s Certifying Accountant.

(a) Resignation of independent registered public accounting firm

On December 15, 2015, the Board of Directors (the “Board”) of Nymox Pharmaceutical Corporation (the “Company”) was notified by Cutler & Co., LLC (“Cutler”) that Cutler had filed for deregistering with the PCAOB and was transferring its foreign issuers to Thayer O’Neal Company, LLC (“ThayerONeal”). Accordingly Cutler resigned as the Registrant’s independent registered public accounting firm.

The review of Cutler & Co on the Company’s financial statements as of and for the quarter ended June 30, 2015 resulted in no: (i) disagreements with Cutler & Co on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the their satisfaction, would have caused them to make reference in connection with their opinion to the subject matter of the disagreements, or (2) reportable events, except that Cutler & Co advised the Company of the following material weakness: the Company did not employ a sufficient complement of finance and accounting personnel to ensure that there was a proper segregation of incompatible duties relating to certain processes, primarily impacting the expenditures/disbursements processes and information technology controls, and sufficient compensating controls did not exist in these areas.

The Company has provided Cutler & Co with a copy of the above disclosures and has requested that Cutler & Co furnish it with a letter addressed to the Securities and Exchange Commission stating whether or not Cutler & Co agrees with the above statements. A letter from Cutler & Co is attached as Exhibit 99.1 to this Form 6-K.

(b) New Independent Registered Public Accounting Firm

On December 16, 2015, the Board approved the engagement of ThayerONeal to serve as the Company’s new independent registered public accounting firm. Prior to the date of ThayerONeal’s engagement, the Company has not consulted with ThayerONeal regarding (i) the application of accounting principles to a specific completed or contemplated transaction, other than that noted below, (ii) the type of audit opinion that might be rendered on the Company’s financial statements and neither a written report was provided to the registrant nor oral advice was provided that the new accounting firm concluded was an important factor considered by the registrant in reaching a decision as to the accounting, auditing or financial reporting; or (iii) any matter that was either the subject of a disagreement.

With respect to item (i) in the preceding paragraph the Company engaged a specialist to value share based compensation expense related to the issuance of options and the modification of those options associated with an employment agreement with an officer of the Company at the request of KPMG, the independent registered accounting firm which preceded the appointment of Cutler & Co. In connection with that engagement, ThayerONeal has reviewed and tested the accounting model created by the specialist for future reliance thereon and has provided comments to management concerning that model.

Exhibits

99.1	Response Letter from Cutler & Co

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NYMOX PHARMACEUTICAL CORPORATION
(Registrant)

By: /s/ Paul Averback
Paul Averback
President and Chief Executive Officer

Date: December 22, 2015